UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



Notification of Change in Interest in Shares

We write in accordance with rule 9.12. under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 113,199,218 shares, now represents 14.10% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.



Letter to Pearson PLC


                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies. Share capital to which this relates:

     Ordinary Shares (802,604,934 shares outstanding)

     Number of shares in which the Companies have an interest:

     113,199,218

     Name(s) of registered holder(s):

     See Schedule B


As of 21 June 2004
                                                          Number of   Percent of
Pearson plc                                                  Shares  Outstanding

The Capital Group Companies Inc. ("CG") holdings
Holdings by CG Management Companies and Funds:          113,199,218      14.104%


* Capital Guardian Trust company                         62,835,063       7.829%
* Capital international Limited                          15,006,280       1.870%
* Capital International S.A.                              6,020,073       0.750%
* Capital International Inc.                             10,897,457       1.358%
* Capital Research and Management Company                18,441,345       2.298%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                                As of 21 June 2004
                         Capital Guardian Trust Company



Registered Name                                         Local Shares

State Street Nominees Limited                              9,294,353

Bank of New York Nominees                                  1,700,658

Chase Nominees Limited                                    27,365,161

BT Globenet Nominees Ltd.                                    625,835

Investors Bank & Trust Co-                                   521,100

Midland Bank plc                                           8,583,375

Cede & Co.                                                   124,763

Deutsche Bank Mannheim                                         2,200

                                     Schedule B

Bankers Trust                                              2,652,400

Barclays Bank                                                427,800

Citibank London                                               42,300

Nortrust Nominees                                          9,164,614

Royal Bank of Scotland                                        75,600

MSS Nominees Limited                                          54,200

State Street Bank & Trust                                     84,000

RBSTB Nominees Ltd                                             2,200

Citibank NA                                                   45,500

Deutsche Bank AG                                               2,100

HSBC Bank PLC                                                 13,600

Mellon Bank N.A.                                             136,400

ROY Nominees Limited                                          54,100

Mellon Nominees (UK) Limited                               1,814,304

HSBC                                                          43,900

JP Morgan Chase Bank                                           4,600

                                           TOTAL          62,835,063

                                 Schedule B


                       Capital International Limited


State Street Nominees                                         531,062

Bank of New York Nominees                                   4,145,956

Northern Trust                                                747,544

Chase Nominees Limited                                      2,549,935

Midland Bank Plc                                               60,300

Bankers Trust                                                 285,071

Barclays Bank                                                  67,200

Citibank London                                                32,500


                                  Schedule B


Morgan Guaranty                                               275,059

Nortrust Nominees                                           2,570,646

Royal Bank of Scotland                                        871,500

MSS Nominees Limited                                           91,200

State Street Bank & Trust Co                                  449,000

Lloyds Bank                                                    53,600

Citibank NA                                                    23,500

Deutsche Bank AG                                            1,120,636

HSBC Bank plc                                                 832,630


                                  Schedule B



Mellon Bank NA                                                  11,016

KAS UK                                                          37,125

Bank One London                                                182,300

Clydesdale Bank plc                                             67,500

                                                TOTAL       15,005,280



                                  Schedule B

                          Capital International S.A.


State Street Nominees Limited                                   16,036

Chase Nominees Limited                                       3,060,128

Credit Suisse London Branch                                     20,000

Midland Bank plc                                               560,000

Barclays Bank                                                  758,518

Pictet & Cle, Geneva                                            10,900

Citibank London                                                 27,000

Brown Bros.                                                     73,900


                                   Schedule B


Nortrust Nominees                                               11,300

Morgan Stanley                                                  12,900

Royal Bank of Scotland                                         252,818

MSS Nominees Limited                                            17,800

J. P. Morgan                                                   542,784

State Street Bank & Trust                                       99,400

National Westminster Bank                                       99,100

Lloyds Bank                                                     38,800

RBSTB Nominees Ltd                                              35,900


                                   Schedule B

Deutsche Bank AG                                                82,752

HSBC Bank plc                                                  300,037

                                                   TOTAL     6,020,073



                                   Schedule B

                          Capital International Inc.

State Street Nominees Limited                                3,448,567

Bank of New York Nominees                                    1,181,099

Northern Trust                                                  52,600

Chase Nominees Limited                                       2,898,540

Midland Bank plc                                               255,400

Deutsche Bank Mannheim                                          33,600

Bankers Trust                                                   51,500

Citibank London                                                138,000


                                   Schedule B


Nortrust Nominees                                              874,898

Royal Bank of Scotland                                         193,700

State Street Bank & Trust Co.                                  945,496

Citibank                                                        36,100

RBSTB Nominees Ltd                                              38,500

Citibank NA                                                    329,257

HSBC Bank PLC                                                  185,200

JP Morgan Chase Bank                                           235,000

                                              TOTAL         10,897,457


                                  Schedule B

                     Capital Research & Management Company

State Street Nominees Limited                                  750,000

Chase Nominees Limited                                      17,691,345

                                              TOTAL         18,441,345












                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 24 June 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary